As filed with the Securities and Exchange Commission on February 14, 2003

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

AIRTRAN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Nevada		58-2189551
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification No.)

9955 AirTran Boulevard
Orlando, Florida 32827
(Address of principal executive offices)

AirTran Holdings, Inc. 2002 Long-Term Incentive Plan
(Full title of the plan)

Richard P. Magurno, Esq.
AirTran Holdings, Inc.
9955 AirTran Boulevard
Orlando, Florida 32827
(Name and address of agent for service)
(407) 251-5600
(telephone number including area code, of agent for service)
Copies to:
Robert B. Goldberg, Esq.
Ellis, Funk, Goldberg, Labovitz & Dokson, P.C.
3490 Piedmont Road, N.E., Suite 400
Atlanta, Georgia 30305
(404) 233-2800

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $.001 par value per share	5,000,000	$6.138	$30,690,000	$2,823.48

(1)   The price per share for the shares registered hereby is calculated by dividing the proposed maximum aggregate offering price by the amount to be registered.

(2)   The maximum aggregate offering price is estimated in accordance with Rule 457(h)(1) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is equal to the sum of (i) the product resulting from multiplying 2,334,829, the number of shares registered by this Registration Statement as to which there are outstanding options under the AirTran Holdings, Inc. 2002 Long-Term Incentive Plan, by $6.17, the average exercise price of such options, and (ii) the product resulting from multiplying 2,665,171, the number of shares registered by this Registration Statement as to which options may be granted under the AirTran Holdings, Inc. 2002 Long-Term Incentive Plan, by $6.11, the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange on February 7, 2003.

TABLE OF CONTENTS

*   Separately given to participants. Pursuant to the rules for filing a Registration Statement on Form S-8, such information is contained in a document which does not constitute a part of this Registration Statement but which shall, together with the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, constitute a prospectus under Section 10(a) of the Securities Act of 1933.

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.   **Plan Information**

Omitted.

Item 2.   **Registrant Information and Employee Plan Annual Information**

Omitted.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The following documents filed by AirTran Holdings, Inc. (the "Company") with the Commission are incorporated herein by reference:

(a) The Company's Annual Report on Form 10-K for the year ended December 31, 2001.

(b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

(c) The Company's Current Reports on Form 8-K dated January 11, 2002, January 29, 2002, February 28, 2002, April 2, 2002, April 25, 2002, July 23, 2002, October 23, 2002, December 10, 2002, and January 28, 2003.

(d) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A dated August 10, 2001, registering shares of the Company's Common Stock under the Securities Act of 1933, as amended, filed with the Commission.

In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment indicating that all of the securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

The legality of the Common Stock offered hereby has been passed on for the Company by Ellis, Funk, Goldberg, Labovitz & Dokson, P.C., Atlanta, Georgia. Certain shareholders of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. own 14,300 shares of Common Stock of the Company.

Item 6. Indemnification of Directors and Officers

Our Articles of Incorporation provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors to the fullest extent allowable by Nevada law. Under current Nevada law, directors would remain liable for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or nonmonetary relief, such as an injunction, will remain available to a stockholder seeking redress from any such violation. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company).

The Company also has the obligation, pursuant to the Company's Bylaws, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada Revised Statutes at the time of any such indemnification.

Item 7. **Exemption from Registration Claimed**

Not Applicable.

Item 8. Exhibits

4.1	--	AirTran Holdings, Inc. 2002 Long-Term Incentive Plan (incorporated by reference to Annex A of our definitive proxy statement filed with the U.S. Securities and Exchange Commission on April 9, 2002).
4.2	--	Form of Stock Option Agreement under Stock Option Plan.
5	--	Opinion of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C.
23.1	--	Consent of Ernst & Young LLP.
23.2	--	Consent of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. (included in Exhibit 5).
24	--	Power of Attorney.

Item 9. **Undertakings**

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida on the 22nd day of January, 2003.

AIRTRAN HOLDINGS, INC.

By: /s/ Joseph B. Leonard
        Joseph B. Leonard, Chief Executive Officer

EXHIBIT 4.2

AIRTRAN HOLDINGS, INC.

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (the "Agreement") is made and entered into as of _____ between AIRTRAN HOLDINGS, INC., a Nevada corporation (the "Company") and _____ (the "Optionee").

THE PARTIES AGREE AS FOLLOWS:

1. <u>Stock Option Plan</u>. The exercise of the Options granted under this Agreement shall be subject to the terms, conditions and restrictions of AirTran Holdings, Inc. 2002 Long-Term Incentive Plan (the "Plan"). A copy of the Plan is available to Optionee upon request and is incorporated in this Agreement by this reference. Terms used in this Agreement that are defined in the Plan shall have the same meaning as in the Plan, unless the text of this Agreement clearly indicates otherwise.

2. <u>Grant of Option</u>.

A. The Company hereby grants to Optionee pursuant to the Plan an option (the "Option") to purchase all or any part of _____ shares (the "Option Shares") of the Company's $.001 par value common stock (the "Common Stock") on the terms and conditions set forth herein and in the Plan.

B. Options granted under this Agreement shall constitute incentive stock options within the meaning of Code Section 422 to the extent permitted by the Plan and the Code and options in excess of the amount allowable as incentive stock options shall be nonqualified stock options.

3. <u>Exercise Price</u>. The exercise price (the "Exercise Price") for each share of Common Stock covered by this Option shall be $_____ per share.

4. <u>Adjustment of Options</u>. The Committee shall adjust the number of Option Shares and the Exercise Price thereof in certain circumstances in accordance with the provisions of paragraph 13 of the Plan.

5. <u>Exercise of Options</u>.

A. <u>Exercise of Option</u>. Subject to the other terms of this Agreement, Optionee's right to exercise the Option granted hereunder shall be subject to the following Vesting Schedule wherein Optionee shall be entitled to exercise his right to purchase the Option Shares at any point in time during this Agreement only to the extent indicated below:

Vesting Schedule

Date	Number of Option Shares First Becoming Vested

      B. **Partial Exercice**. **Subject to the terms of the Plan, this Option (to the extent vested as provided in paragraph 5A above) may be exercised for all or any part of the Option Shares.**

      C. **Method of Exercising Option.** **Subject to paragraph 5A above, any Option granted hereunder or any portion thereof may be exercised by the Optionee by delivering to the Company at its main office (attention of its Secretary) written notice which shall set forth the Optionee's election to exercise a portion or all of his Option, the number of shares with respect to which the Option rights are being exercised and such other representations and agreements as may be required by the Company to comply with applicable securities laws and by paying in full the purchase price of the shares purchased in cash or its equivalent or, subject to the approval of the Committee, pursuant to one of the alternative methods set forth in paragraph 12C of the Plan.**

      D. **Nonassignability of Option.** **The Option shall not be assignable or transferable by the Optionee except by will or by the laws of descent and distribution. Any distributee by will or by the laws of descent and distribution shall be bound by the provisions of the Plan and this Agreement. During the life of the Optionee, the Option shall be exercisable only by the Optionee. Any attempt to assign, pledge, transfer, hypothecate or otherwise dispose of the Option, and any levy of execution, attachment or similar process on the Option, shall be null and void.**

      E. **Termination of Employment other than as a Result of Death or Disability**. **If Optionee ceases to be an Employee other than as a result of his death or disability (as defined in Paragraph F below), then the Option shall be exercisable only to the extent exercisable on the date of termination of employment and must be exercised on or before the date that is three (3) months following the date of termination of employment. To the extent any portion of the Option is not exercisable on the date of termination of employment, such portion of the Option shall terminate on the date of termination of employment. To the extent any portion of the Option is not exercised within the time period provided, such portion of the Option shall terminate as of the date of expiration of such time period. Nothing in the Plan shall be construed as imposing any obligation on the Company to continue the employment of Optionee or shall interfere or restrict in any way the rights of the Company to discharge Optionee at any time for any reason whatsoever, with or without cause.**

      F. **Termination of Employment as a Result of Death or Disability**. **In the event of the death or disability of the Optionee while in the employ of the Company, the personal representative of the Optionee (in the event of his death) or the Optionee (in the event of his disability) may, subject to the provisions hereof and before the earlier of the Option's expiration date or the expiration of** one (1) year after the date of such death or disability, exercise the Option granted to the Optionee to the same extent the Optionee might have exercised such Option on the date of his death or disability, but not further or otherwise. To the extent any portion of the Option is not exercisable at the date of the death or disability of the Optionee, such portion of the Option shall terminate on the date of death or disability. To the extent any portion of the Option is not exercised within the time period provided, such portion of the Option shall terminate as of the date of expiration of such time period. For purposes of this paragraph F the Optionee shall be considered to be subject to a disability when the Optionee is disabled within the meaning of Code Section 22(e)(3), and the date of any such disability shall be deemed to be the day following the last day the Optionee performed services for the Company.

G. <u>Period to Exercise Option</u>. The Option granted hereunder may, prior to its expiration or termination, be exercised from time to time, in whole or in part, up to the total number of Option Shares with respect to which it shall have then become exercisable. An Option granted hereunder may become exercisable in installments as determined by the Committee; provided, however, that if the Option is exercisable in more than one installment, and if the employment of the Optionee is terminated, then the Option (or such portion thereof as shall be exercisable in accordance with the terms of this Agreement) shall be exercisable during the period set forth herein in paragraphs E or F (whichever is applicable).

H. <u>No Exercise after Ten Years</u>. The Option shall in no event be exercisable after ten (10) years from the date hereof.

I. <u>Issuance of Stock Certificates Upon Exercise</u>. Subject to the provisions of paragraph 6 of this Agreement, upon receipt of the Exercise Price for any Option Shares, the Company will issue to Optionee shares of Common Stock equal to the number of such Option Shares; provided, however, that no stock certificate shall be issued to the Optionee pursuant to the exercise of any Option granted herein, in whole or in part, unless and until either: (i) the Option Shares have been registered in accordance with the rules of the SEC, or (ii) Optionee signs an Investment Letter in a form provided by the Company.

6. <u>Restriction on Issuance of Shares; Optionee's Representations</u>.

A. <u>Securities Laws - Restrictions on Issuance of Shares</u>. No shares of Common Stock shall be issued or sold upon the exercise of any portion of the Option unless and until (i) the full amount of the Exercise Price has been paid as provided in paragraph 5C hereof and (ii) the then applicable requirements of the Securities Act of 1933, and the applicable securities laws of any state, the rules and regulations of the Securities and Exchange Commission and any other regulations of any securities exchange on which the Common Stock may be listed, shall have been fully complied with and satisfied.

B. <u>Purchase for Investment; Other Representations of Optionee</u>. In the event the offering of shares with respect to which the Option is being exercised is not registered under the Securities Act of 1933, but an exemption is available which requires an investment representation or other representation, the Optionee shall, as a condition to exercise of this Option, be required to execute such documents as may be necessary or advisable in the opinion of counsel for the Company to comply with any federal securities laws or any applicable state securities laws. Stock certificates evidencing such unregistered shares acquired upon exercise of the Option shall bear a restrictive legend in substantially the following form and such other restrictive legends as are required or advisable under the provisions of any applicable laws:

> This stock certificate and the shares represented hereby have not been registered under the Securities Act of 1933, as amended (the "Act") nor under the securities laws of any state and shall not be transferred at any time in the absence of (i) an effective registration statement under the Act and any other applicable state law with respect to such shares at such time; or (ii) an opinion of counsel satisfactory to the Company and its counsel to the effect that such transfer at such time will not violate the Act or any applicable state securities laws; or (iii) a "no action" letter from the Securities and Exchange Commission and a comparable ruling from any applicable state agency with respect to such state's securities laws.

C. <u>Holding Period Before Sale of Option Shares</u>. If the Optionee is an insider subject to the SEC's rules under Section 16(b) of the Securities and Exchange Act of 1934, then the Optionee shall be restricted from selling any Option Shares acquired by him through exercise of the Options or any portion thereof during the six (6) month period following the date of grant of the Option.

7. <u>No Rights as a Shareholder</u>. The Optionee shall not have any rights as a shareholder with respect to any Option Shares covered by the Option granted hereunder until the issuance of a stock certificate for such shares. No adjustment shall be made on the issuance of a stock certificate to the Optionee as to any dividends or other rights for which the record date occurred prior to the date of issuance of such certificate.

8. <u>Binding Effect</u>. This Agreement shall be binding upon the executors, administrators, heirs, legal representatives and successors of the parties hereto.

9. <u>No Employment Rights</u>. This Agreement shall not confer upon Optionee any right with respect to the continuance of employment by the Company, nor shall it interfere in any way with the right of the Company to terminate such employment at any time.

10. Governing Law. This Stock Option Agreement shall be governed by and construed in accordance with the laws of the State of Georgia.

11. Notices. All notices and other communications under this Agreement shall be in writing, and shall be deemed to have been duly given on the date of delivery if delivered personally or three days after being mailed to the party to whom notice is to be given, by certified mail, return receipt requested, postage prepaid, and addressed as follows, until any such address is changed by notice duly given:

To Optionee at:	The address shown in Optionee's employment records
To Company at:	AirTran Holdings, Inc.
	9955 AirTran Boulevard
	Orlando, Florida 32827
	Attn: General Counsel

12. Enforcement. If any portion of this Agreement shall be determined to be invalid or unenforceable, the remainder shall be valid and enforceable to the extent possible.

IN WITNESS WHEREOF, this Agreement has been duly executed on the date first above written.

OPTIONEE: AIRTRAN HOLDINGS, INC.

_____   By: _____

                                                        Title:

ELLIS, FUNK, GOLDBERG, LABOVITZ & DOKSON, P.C.

ATTORNEYS AT LAW

DONALD J. ELLIS
DAVID I. FUNK
ROBERT B. GOLDBERG (GA & SC)
ALBERT L. LABOVITZ (GA & AL)
ROBERT N. DOKSON

ONE SECURITIES CENTRE
SUITE 400
3490 PIEDMONT ROAD
ATLANTA, GEORGIA 30305
(404) 233-2800
FACSIMILE: (404) 233-2188

E-MAIL: RBGOLDBERG@EFGLD.COM

OF COUNSEL:
RUSSELL H. KASPER, P.C.

EXHIBIT 5

February 14, 2003

AirTran Holdings, Inc.
9955 AirTran Blvd.
Orlando, Florida 32827

      Re: AirTran Holdings, Inc. Registration Statement on Form S-8

Gentlemen:

At your request we have examined the Registration Statement on Form S-8 filed by AirTran Holdings, Inc. (the "Company"), a Nevada corporation, with the Securities and Exchange Commission with respect to the registration under the Securities Act of 1933, as amended, of 5,000,000 shares of Common Stock, $.001 par value per share, of the Company (the "Common Stock") issuable by the Company upon the exercise of options and other stock-based awards that have been granted or may be granted under the Company's 2002 Long-Term Incentive Plan (the "Incentive Plan").

As your counsel, and in connection with the preparation of the Registration Statement, we have examined the originals or copies of such documents, corporate records, certificates of public officials, officers of the Company and other instruments relating to the authorization and issuance of the Common Stock as we deemed relevant or necessary for the opinion herein expressed.

Upon the basis of the foregoing, it is our opinion that the Common Stock to be issued and sold by the Company under the Incentive Plan will be, upon exercise of the options and other awards in accordance with the terms of the Incentive Plan (including payment by the optionee of the option exercise price) and issuance of shares by the Company, legally issued, fully-paid and nonassessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name in the "Legal" section of the Registration Statement, including the Prospectus constituting a part thereof, and any amendments thereto.

                     Very truly yours,
                     /s/ Robert B. Goldberg
                     ROBERT B. GOLDBERG

RBG:ksk
Enclosures

EXHIBIT 23.1

Consent of Independent Certified Public Accountants

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the AirTran Holdings, Inc. 2002 Long-Term Incentive Plan of our report dated January 28, 2002, with respect to the consolidated financial statements and schedule of AirTran Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

Ernst & Young LLP

Atlanta, Georgia
February 14, 2003

EXHIBIT 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph B. Leonard and Richard Magurno, and either of them (with full power in each to act alone), his true and lawful attorney-in-fact, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

/s/ Joseph B. Leonard Joseph B. Leonard	Chief Executive Officer (principal executive officer) and Director	January 22, 2003
/s/ Robert L. Fornaro Robert L. Fornaro	President, Chief Operating Officer and Director	January 22, 2003
/s/ Stanley J. Gadek Stanley J. Gadek	Senior Vice President, Finance, Treasurer and Chief Financial Officer (Principal Accounting and Financial Officer)	January 22, 2003
/s/ J. Veronica Biggins J. Veronica Biggins	Director	January 22, 2003
/s/ Don L. Chapman Don L. Chapman	Director	January 22, 2003
/s/ Jere A. Drummond Jere A. Drummond	Director	January 22, 2003
/s/ Lewis H. Jordan Lewis H. Jordan	Director	January 22, 2003
/s/ Robert L. Priddy Robert L. Priddy	Director	January 22, 2003
/s/ William J. Usery, Jr. William J. Usery, Jr.	Director	January 22, 2003